                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3)(1)

                               NASHUA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    631226107
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 14, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

--------------------------------------------------------------------------------
CUSIP No. 631226107                   13D                    Page 2 of 11 Pages
--------------------------------------------------------------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  507,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              507,200
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    507,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 631226107                   13D                    Page 3 of 11 Pages
--------------------------------------------------------------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  507,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              507,200
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                    507,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 631226107                   13D                    Page 4 of 11 Pages
--------------------------------------------------------------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  507,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              507,200
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    507,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 631226107                   13D                    Page 5 of 11 Pages
--------------------------------------------------------------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  519,702
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              519,702
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    519,702
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 631226107                   13D                    Page 6 of 11 Pages
--------------------------------------------------------------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEVEN J. PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S. Citizen
--------------------------------------------------------------------------------
  NUMBER OF        7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                 0
   OWNED BY    -----------------------------------------------------------------
     EACH          8     SHARED VOTING POWER
  REPORTING
 PERSON WITH                  0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    0
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 631226107                   13D                    Page 7 of 11 Pages
--------------------------------------------------------------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CLINTON J. COLEMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    0
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 631226107                   13D                    Page 8 of 11 Pages
--------------------------------------------------------------------------------

     The  following  statement  constitutes  Amendment No. 3 to the Schedule 13D filed by the undersigned (the  "Statement").  Except as specifically  amended by this Amendment No. 3, the Statement remains in full force and effect.

     Item 2 is hereby amended to add the following:

Item 2.           IDENTITY AND BACKGROUND.
                  -----------------------

     In connection with the Letter Agreement described and defined in Item 4, NP withdrew its nominations of Mark E. Schwarz, Steven J. Pully and Clinton Coleman
for election to the Company's  Board of Directors at the 2006 annual  meeting of stockholders.  Accordingly,  Mr. Pully and Mr.  Coleman are no longer members of the  Section  13(d) group and shall cease to be  Reporting  Persons  immediately after  the  filing of this  Statement.  The  remaining  Reporting  Persons  will continue  filing as a group  statements  on Schedule  13D with  respect to their beneficial  ownership  of  securities  of the Company to the extent  required by applicable law.

     Item 4 is hereby amended to add the following:

     On March 14, 2006, NP and the Company entered into a Letter  Agreement (the
"Letter  Agreement"),  a copy of which is  attached  hereto as  Exhibit 3 and is incorporated herein by reference. Pursuant to the Letter Agreement, NP agreed to withdraw the nominations of Mark E. Schwarz, Steven J. Pully and Clinton Coleman
for election to the Company's  Board of Directors at the  Company's  2006 annual meeting of  stockholders.  The  Company  further  agreed (i) to appoint  Mark E.
Schwarz to serve on the  Nominating  Committee of the Company  (the  "Nominating
Committee"), and (ii) that any directors nominated for election to the Board, up to and including the 2007 annual  meeting of  stockholders,  must be unanimously recommended to the Board by the Nominating Committee.

     Item 5(c) is hereby amended and restated to read as follows:

     (c)  There have been no  transactions  in the Common Stock by the Reporting
Persons since the filing of Amendment No. 2 to Schedule 13D.

     Item 6 is hereby amended to add the following:

     Reference is made to the Letter Agreement defined and described in Item 4.

     Item 7 is hereby amended to add the following exhibit:

          3.  Letter  Agreement  by and between  Newcastle  Partners,  L.P.  and
              Nashua Corporation, dated March 14, 2006.

--------------------------------------------------------------------------------
CUSIP No. 631226107                   13D                    Page 9 of 11 Pages
--------------------------------------------------------------------------------

                                   SIGNATURES

         After due inquiry and to the best of his knowledge and belief,  each of the  undersigned  certifies that the  information set forth in this statement is true, complete and correct.

Dated:  March 22, 2006                   NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.,
                                             its general partner

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         NEWCASTLE CAPITAL GROUP, L.L.C.

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Mark E. Schwarz, Managing Member

                                         /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         MARK E. SCHWARZ

                                         /s/ Steven J. Pully
                                         ---------------------------------------
                                         STEVEN J. PULLY

                                         /s/ Clinton J. Coleman
                                         ---------------------------------------
                                         CLINTON J. COLEMAN

--------------------------------------------------------------------------------
CUSIP No. 631226107                   13D                    Page 10 of 11 Pages
--------------------------------------------------------------------------------

                                  EXHIBIT INDEX

          Exhibit                                                         Page
          -------                                                         ----

     1.   Director  Nomination  Letter from  Newcastle  Partners,          --
          L.P. to Nashua Corporation, dated March 1, 2006.

     2.   Joint  Filing and  Solicitation  Agreement by and among          --
          Newcastle Partners, L.P., Newcastle Capital Management,
          L.P., Newcastle Capital Group, L.L.C., Mark E. Schwarz,
          Steven J. Pully and Clinton J. Coleman,  dated March 1,
          2006.

     3.   Letter  Agreement  by and between  Newcastle  Partners,          11
          L.P. and Nashua Corporation, dated March 14, 2006.

--------------------------------------------------------------------------------
CUSIP No. 631226107                   13D                    Page 11 of 11 Pages
--------------------------------------------------------------------------------

                       Newcastle Partners, L.P.
                    300 Crescent Court, Suite 1110
                           Dallas, TX 75201

     March 14, 2006

     Andrew B. Albert
     Nashua Corporation
     11 Trafalgar Square, Suite 201
     Nashua, New Hampshire 03063

      Re:    NASHUA CORPORATION (THE "COMPANY") / NOMINATING COMMITTEE

     Dear Mr. Albert:

          The undersigned  hereby  withdraws its intention to nominate
     Mark E.  Schwarz,  Steven J.  Pully and  Clinton J.  Coleman  for
     election to the Company's Board of Directors (the "Board") at the
     Company's  2006  annual  meeting of  stockholders  based upon the
     Board  agreeing  (i) to appoint  Mark E.  Schwarz to serve on the
     Nominating Committee of the Company (the "Nominating Committee"),
     and (ii) that any directors  nominated for election to the Board, up to and including the 2007 annual meeting of stockholders, must be  unanimously  recommended  to  the  Board  by  the  Nominating
     Committee.

          To confirm the Company's agreement to the foregoing,  kindly execute on behalf of the Company where indicated.

                               Sincerely,

                               Newcastle Partners, L.P.

                               By:  Newcastle Capital Management,
                                    L.P., its general partner

                               By: /s/ Mark E. Schwarz
                                   ----------------------------
                               Name: Mark. E. Schwarz, Managing Member

     Acknowledged and Agreed as of March 14, 2006
     Nashua Corporation

     By: /s/ Andrew B. Albert
        -----------------------------------------
        Name:  Andrew B. Albert
        Title: Chairman of the Board of Directors